UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                   FORM U-9C-3

                     QUARTERLY REPORT PURSUANT TO RULE 58 OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                      For the Quarter Ended March 31, 2002

                               AGL Resources Inc.
                      (Name of registered holding company)


                          817 West Peachtree Street, NW
                             Atlanta, Georgia 30308
                    (Address of principal executive offices)




           Inquiries concerning this Form U-9C-3 may be directed to:

                               Richard T. O'Brien
              Executive Vice President and Chief Financial Officer
                               AGL Resources Inc.
                          817 West Peachtree Street, NW
                             Atlanta, Georgia 30308

Table of Contents

                                                                          Page

Item 1.    Organization Chart                                               3
Item 2.    Issuance and Renewals of Securities and Capital Contributions    3
Item 3.    Associate Transactions                                           4
Item 4.    Summary of Aggregate Investment                                  5
Item 5.    Other Investments                                                5
Item 6.    Financial Statements and Exhibits                                5
           SIGNATURE                                                        6

ITEM 1 - ORGANIZATION CHART



Name of Reporting Company                  Energy or Gas      Date of              State of      % of Voting    Nature of
                                           Related Company    Organization         Incorpor-     Securities     Business
                                                                                   ation         Held
AGL Resources Inc.
    Sequent Energy Management, LP          Energy related     June 29, 2001        Georgia       100%           (a)
    Georgia Natural Gas Company            Gas related        June 10, 1996        Georgia       100%           (b)
    AGL Peaking Services, Inc.  *          Energy related     November 21, 1997    Georgia       100%           (c)
    AGL Investments, Inc.
       AGL Consumer Services, Inc. *       Energy related     June 5, 1996         Georgia       100%           (d)
       AGL Energy Wise Services, Inc. *    Energy related     March 13, 1997       Georgia       100%           (e)

(a) Sequent Energy Management, LP ("Sequent"), successor to AGL Energy Services, Inc. (a Georgia corporation organized July 31, 1996), is an asset optimization, gas supply services, and wholesale trading and marketing company.

(b) Georgia Natural Gas Company ("GNG") owns a 50% interest in SouthStar Energy Services, LLC ("SouthStar"), a joint venture with subsidiaries of Dynegy Holdings, Inc. and Piedmont Natural Gas Company. SouthStar markets natural gas and energy-related services.

(c) During September 2001, AGL Peaking Services, Inc. ("AGL Peaking") terminated its investment in Etowah LNG Company, LLC ("Etowah"), a joint venture with Southern Natural Gas Company. Etowah was formed for the purpose of constructing, owning, and operating a liquefied natural gas peaking facility.

(d) AGL Consumer Services, Inc. ("ACS") was formed to market appliance warranty contracts and energy-related consumer services. During the quarter ended March 31, 2002, AGL Resources dissolved ACS.

(e) AGL Energy Wise Services, Inc. ("Energy Wise") was formed to provide energy audits to promote the conservation of energy through efficient and effective use of natural energy resources. During the quarter ended March 31, 2002, AGL Resources dissolved Energy Wise.

*    This company was inactive during the reporting period ended March 31, 2002.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS


None

ITEM 3 - ASSOCIATE TRANSACTIONS


Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies (in thousands)


Reporting Company    Associate Company   Types of Services      Direct    Indirect   Cost of   Total
Rendering Services   Receiving Service   Rendered               Costs     Costs      Capital   Amount
                     (f)                                        Charged   Charged              Billed
Sequent              Atlanta Gas Light    Gas supply
                     Company              management services   $ 90       --         --       $ 90
Sequent              Virginia Natural     Gas supply
                     Gas, Inc.            management services   $ 84       --         --       $ 84
Sequent              Chattanooga Gas      Gas supply
                     Company              management services   $ 69       --         --       $ 69

(f)  All  services  are being  provided at cost and are being  billed  (with the exception of certain direct billings) through AGL Services Company ("AGSC"). As per Rules 80 and 81, energy purchases are not reported hereunder.

Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies (in thousands)


Associate Company    Reporting Company   Types of Services   Direct    Indirect   Cost of   Total
Rendering Services   Receiving Service   Rendered            Costs     Costs      Capital   Amount
                                                             Charged   Charged              Billed
AGSC                 Sequent             Support (g)         $ 540     $ 246      $ 17      $ 803
AGSC                 GNG                 Support (h)         $  94     $  26      $  3      $ 123


(g) Sequent receives support services (i.e. accounting, information services, human resources, payroll, etc.) from AGSC which are billed pursuant to a standard at-cost service agreement with AGSC. Detailed information with respect to transactions under the agreement is not provided in this report, but will be provided by Form U-13-60.

(h) GNG receives support services (i.e. accounting, legal, risk management, etc.) from AGSC which are billed pursuant to a standard at-cost service agreement with AGSC. Detailed information with respect to transactions under the agreement is not provided in this report, but will be provided by Form U-13-60.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT



Investments in energy-related companies (in thousands):
Total consolidated capitalization of AGL Resources as of March 31, 2002 *             $2,107,493.2  Line 1
Total capitalization multiplied by 15% (Line 1 multiplied by 0.15) +                     316,124.0  Line 2
Greater of $50 million or line 2                                                         316,124.0  Line 3
Total current aggregate investment
      (categorized by major line of energy-related
      business)
      Sequent                                                  57,847.7
      Energy Wise                                                   0.0
      ACS                                                           0.0
      AGL Peaking                                               4,848.5
           Total current aggregate investment                                             62,696.2  Line 4
Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company
system (line 3 less line 4)                                                              253,427.8
Investments in gas-related companies (in thousands):
Total current aggregate investment +
      (categorized by major line of gas-related
      business)
      GNG                                                      37,477.2
           Total current aggregate investment                                             37,477.2    Line 5
Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company
system (line 3 less line 5)                                                              278,646.8

* Total capitalization consists of common shareholders' equity, long-term debt including current portion, preferred stock, and short-term debt.

+ Total current aggregate investment consists of common shareholders' equity and net intercompany payable (receivable) balance including money pool.

ITEM 5 - OTHER INVESTMENTS


Major Line of    Other Investment   Other Investment   Reason for Difference in
Energy-Related   in Last            in this            Other Investment
Business         U-9C-3 Report      U-9C-3 Report

None

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS


Exhibit I    - Balance  Sheets of Sequent,  GNG, and AGL Peaking as of March
               31, 2002 (Submitted under confidential treatment request pursuant to Rule 104(b))

Exhibit II   - Income  Statement  for the Three Months Ended March 31, 2002
               for Sequent, GNG, Energy Wise, ACS and AGL Peaking (Submitted under confidential treatment request pursuant to Rule 104(b))

Exhibit III  - The  certificate  as  to  filing  with  interested  state commissions is attached hereto as Exhibit III.

                                    SIGNATURE

The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

                                       AGL RESOURCES INC.
                                       By: /s/ Richard T. O'Brien

                                           Richard T. O'Brien
                                           Executive Vice President and
                                           Chief Financial Officer

May 31, 2002